NO ACT

PE
12-16-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005087

DIVISION OF
CORPORATION FINANCE

FEB 18 2014

Washington, DC 20549

February 18, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-18-14

Atiba D. Adams
Pfizer Inc.
atiba.d.adams@pfizer.com

Re: Pfizer Inc.
Incoming letter dated December 16, 2013

Dear Mr. Adams:

This is in response to your letters dated December 16, 2013 and January 21, 2014 concerning the shareholder proposal submitted to Pfizer by the National Center for Public Policy Research. We also have received letters from the proponent dated January 10, 2014 and January 31, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

February 18, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 16, 2013

The proposal requests that the board adopt the health care reform principles that are specified in the proposal.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations. In this regard, we note that the proposal appears directed at involving Pfizer in the political or legislative process relating to an aspect of Pfizer's operations. We note in particular that, although the proposal asks the company to adopt principles of health care reform, it advocates specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits that appear to relate to Pfizer's business operations. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 31, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Atiba D. Adams on behalf of Pfizer, Inc. (the "Company") dated January 21, 2014, which was submitted as a supplement to the Company's letter dated December 16, 2013 requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

RESPONSE TO PFIZER'S CLAIMS

Despite our clear explanation in our no-action reply, not to mention the plain language of our Proposal, the Company seems intent on continuing to misread and mischaracterize our Proposal. Allow me to be perfectly clear, *our Proposal does not ask the company to lobby for or against anything, or to enact anything.*

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2014 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company's newest missive has fallen well short of this burden.

The Company May Not Omit Our Proposal Under Rule 14a-8(i)(7), Because it Focuses on the Significant Social Policy Issue of Health Care and Asks Only for the Company to Adopt Certain Principles for Such Reform

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

As an initial matter, we reassert every argument put forward in our initial reply to Pfizer's request for a no-action letter.

In its newest letter, the Company continues to try and differentiate our Proposal from the allowable progressive proposals.[1] First, the Company intentionally misreads our Proposal to claim that we are asking the Company to lobby for certain action items. We are not. Second, the Company misrepresents the nature and ask of the principles espoused in the progressive proposals. The Staff knows the content of the progressive proposals, and it is far different than the historical rewrite the Company now asserts.

Our Proposal only asks for the Company to adopt principles for health care reform as a societal matter. That is why our Proposal is just like the progressive proposals.

If the Company is still unclear, perhaps an analogy will help.

Pretend that we are asking the Company to adopt a policy with a principle stating that it has a preference for Jell-O. We are not asking Company to make Jell-O. We are not asking the Company to provide Jell-O to anyone. We are not asking the Company to tell Congress or the President to make or support Jell-O. Rather, we are asking the Company to adopt a policy with a principle stating that it prefers Jell-O.

We are asking the Company to adopt these principles as a societal matter – to announce its adoption of these principles *to the public*. The Staff has repeatedly upheld proposals in which companies were asked to publicly announce or commit to certain principles. For example, in *AT&T Inc.* (avail. February 10, 2012) the proponent requested that "the company *publicly commit* to operate its wireless broadband network consistent with Internet network neutrality principles." (Emphasis added.) In fact, the *AT&T* proposal went far beyond our Proposal in that it did not ask the company to merely adopt principles, but rather the company was asked to "operate its wireless network consistent with net neutrality" principles. The company objected to the proposal claiming that it interfered with its ordinary business operations under Rule 14a-8(i)(7). The staff disagreed with the company and allowed to the proposal, stating that "[w]e are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that 'deals with a matter relating to the company's ordinary business operations.' In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." *See also*, *Sprint Nextel Corp.*, (avail. February 10, 2012) (allowing the same proposal as that in

[1] *See UnitedHealth Group Incorporated,* (avail. April 2, 2008);[1] *CBS Corporation,* (avail. March 30, 2009); *Bank of America Corporation,* (avail. Feb. 17, 2009); *General Motors Corporation,* (avail. March 26, 2008); *Exxon Mobil Corporation,* (avail. February 25, 2008); *General Motors Corporation,* (avail. February 25, 2008); *Xcel Energy Inc.*, (avail. February 15, 2008); *UST Inc.*, (February 7,2008); *The Boeing Company,* (avail. February 5, 2008); and *United Technologies Corporation,* (avail. January 31, 2008).

AT&T over the company's rule 14a-8(i)(7) objection); Verizon Communications, Inc., (avail. February 13, 2012) (allowing the same proposal as that in *AT&T* over the company's rule 14a-8(i)(7) objection).

In this string of precedent, the Staff allowed three proposals that not only asked each company to adopt a policy and publicly commit to it, but also to implement the policy. Our Proposal contemplates no company action beyond adopting principles for health care reform as a societal matter.

In its supplemental letter, the Company further claims that the progressive proposals "stated [the principles] in aspirational terms, as platitudes – health care coverage 'should be universal,' 'should be affordable' and 'should enhance health' by promoting access to high-quality care." In this way, Pfizer recasts the progressive proposals as "sufficiently general that no particular company action item, and certainly no particular lobbying agenda, could be gleaned from them."

This is a gross misrepresentation of the progressive proposals that blatantly ignores both history and reality.

The progressive proposals specifically stated that its principles were based on the Insuring America's Health Principles and Recommendations (2004), a report "urg[ing] the president and Congress to act immediately by establishing [a] firm and explicit plan to reach this goal [of universal, continuous health care coverage]." The report further "call[ed] on the federal government to take action to achieve universal health insurance and to establish an explicit schedule to reach this goal."

How can the Company claim no "particular lobbying agenda, could be gleaned" from the progressive principles? They are, in fact, spelled out and clear as day.

The progressive proposals called for direct congressional action. The progressive proposals called for direct presidential action. And the progressive proposals set a timetable for those actions.

Furthermore, the progressive principles used the mandatory "should" to specifically direct company action. The proponents did not use permissive language such as "may" or "might." "Should" is not an aspirational term hoping the companies would maybe, possibly take some sort of action regarding the progressive principles. "Should" mandated company action.

Well wishes, rainbows and puppy dog tails cannot create a national health care system that guarantees continuous, universal health care coverage. *Only* legislative action can achieve such a progressive utopian result. And how would a company get involved in that process? One would do so by lobbying.

To claim the progressive proposals reform principles were mere "platitudes" is false and ignores the reality of the principles. The Company should not be permitted to exclude our Proposal by rewriting the terms of the progressive proposals.

The Staff Should Allow Our Proposal Because it is Clear and We have Offered a Reasonable Amendment to Make it Crystal Clear

The Company's refusal to accept our amendment borders on the comical. The Company somehow claims that the language: "We are not asking the company to itself implement these reforms or to lobby for them. We only ask the Company to adopt these health care reform principles as a general societal matter," would confuse the Company's shareholders.

It is hard to reconcile the Company's competing claims. It claims that – even though our proposal never asks the Company to lobby for anything – that it looks like we are asking the Company to lobby. So, to clear that feigned confusion, we wrote a definitive statement that we are in fact not asking the Company to lobby. This clears the entire issue. If confusion remains, it certainly isn't with the shareholders.

The Staff should allow our very simple amendment. The Company's derisive view of its shareholders' sophistication aside, we are confident that they can read and comprehend our Proposal.

Conclusion

Both in its no-action letter and this latest response, the Company has failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Pfizer's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Atiba D. Adams, Pfizer
Marc Gerber, Skadden, Arps, Slate, Meagher & Flom LLP

Atiba D. Adams
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 2782 Fax +1 212 338 1579
atiba.d.adams@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

January 21, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2014 Annual Meeting
Supplement to Letter dated December 16, 2013
Relating to Shareholder Proposal of
The National Center for Public Policy Research

Ladies and Gentlemen:

We refer to our letter dated December 16, 2013 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (the "Proposal") submitted by The National Center for Public Policy Research (the "Proponent") may properly be omitted from the proxy materials to be distributed by Pfizer, Inc., a Delaware corporation ("Pfizer"), in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

This letter is in response to the letter to the Staff, dated January 10, 2014, submitted by the Proponent (the "Proponent's Letter") and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter also is being sent to the Proponent.

I. Health Care Reform Principles That Implicate Ordinary Business Matters May Be Excluded Pursuant to Rule 14a-8(i)(7).

The Proponent's Letter does not dispute the fact that health care reform proposals implicating ordinary business matters previously have been excluded pursuant to Rule 14a-8(i)(7). Rather, the Proponent's Letter contrasts the language of the Proposal with a so-called "progressive proposal" and contends that the "*only difference*" is in the reforms requested. The Proponent fails to acknowledge, however, that it is precisely those differences in content and in language that require analysis and that distinguish the Proposal from other health care reform proposals where the Staff has denied exclusion under Rule 14a-8(i)(7).

The relevant distinction between the Proposal and the proposal in *UnitedHealth* quoted in the Proponent's Letter is not a question of taking sides between market-oriented reforms or "progressive" reforms. The health care reform principles in *UnitedHealth* were stated in aspirational terms, as platitudes – health care coverage "should be universal," "should be affordable" and "should enhance health" by promoting access to high-quality care. These policy goals were sufficiently general that no particular company action item, and certainly no particular lobbying agenda, could be gleaned from them.

The language contained in the Proposal, on the other hand, sets forth health care reform principles that articulate specific legislative and regulatory actions – "[r]epeal state-level laws," "[r]epeal government mandates," "[e]nact meaningful tort reform," and "[r]eform federal tax law." Of course Pfizer cannot enact or repeal those laws, but asking a company to adopt principles calling for specific legislative and regulatory actions is, as a practical matter, the equivalent of asking the company to lobby Congress and state legislatures to take those actions. This is the case regardless of whether the Proposal explicitly calls for lobbying – which Staff precedent clearly would make excludable under Rule 14a-8(i)(7) – or implies it through the use of other language calling for legislative action.

A request for specific lobbying in support of health care reform is precisely what former Director John W. White, in his August 2008 speech quoted by the Proponent, explained makes a proposal for the adoption of principles excludable as dealing with ordinary business matters. In contrast to the decisions denying no-action relief referenced by Director White, the Proposal clearly contemplates action beyond the adoption of principles for health care reform because it seeks to have Pfizer lobby federal and state governments in support of the health care reforms articulated in the Proposal.

Accordingly, despite the Proponent's plea that the Proposal is a mere request "to adopt societal principles for health care reform," the Proposal focuses on the ordinary business matter of specific lobbying activities and therefore is properly excludable under Rule 14a-8(i)(7).

II. The Proponent Should Not Be Permitted An Opportunity to Revise the Proposal.

The Proponent offers to remedy the Proposal's substantive deficiency by adding the following two sentences to the Proposal: "We are not asking the company to itself implement these reforms or to lobby for them. We only ask the Company to adopt these health care reform principles as a general societal matter." While Pfizer recognizes that the Staff will, in limited circumstances, permit proponents to revise a proposal to correct problems that are "minor in nature and do not alter the substance of the proposal," *see* Staff Legal Bulletin No. 14 (July 13, 2001), Pfizer believes that the Proponent should not be afforded an opportunity to revise the Proposal. The substantive defect in the Proposal is not a minor one and the revision would, in fact, alter the substance of the Proposal. Further, the addition of the two sentences likely would confuse shareholders in light of the way the substantial majority of the Proposal has been drafted. For these reasons, Pfizer requests that the Staff not permit the Proponent an opportunity to revise the Proposal.

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2014 proxy materials. Should the Staff disagree with the conclusions set forth in the No-Action Request, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-2782 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Atiba D. Adams

Enclosures

cc: Justin Danhof, General Counsel
The National Center for Public Policy Research

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 10, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This letter is in response to the letter of Matthew Lepore on behalf of the Pfizer Inc. (the "Company") dated December 16, 2013, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

RESPONSE TO PFIZER's CLAIMS

The Company materially misrepresents the nature and intent of our Proposal in its no-action request. The Company argues that the Proposal is excludable because it "deals with matters relating to the company's ordinary business operations." Rule 14a-8(i)(7). Far from seeking to control the Company's operations, the Proposal is a clearly stated request to Pfizer's Board of Directors asking the Board to adopt principles on the significant social policy issue of health care reform. The Company impermissibly seeks to cast our Proposal as one involving lobbying – yet, in fact, the Proposal cannot reasonably be read in that regard.

As outlined below, the Staff has consistently ruled that proposals asking companies to adopt principles for health care reform may not be excluded as matters relating to

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

ordinary business. Such Proposals in fact transcend day-to-day business operations and are considered significant public policy issues.

The Company's arguments cannot overcome the Staff's clear precedent on this issue. The plain language of the Proposal is clear. It is a request to the Board to adopt principles – as a societal matter – for health care reform.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2014 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen short of this burden.

The Proposal is Not Excludable Under Rule 14a-8-(i)(7) Since it Focuses Directly on a Significant Social Policy Issue That Transcends the Day-to-Day Operations of the Company

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission made clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues.

Our Proposal focuses on a specific concern in which the Staff has already determined is a significant social policy issue: health care.

Our Proposal makes the same primary ask as that found in many allowable shareholder proposals, including the one in *UnitedHealth Group Incorporated* (avail. April 2, 2008).[1]

In *UnitedHealth*, the proposal's resolved section stated:

> Shareholders of UnitedHealth ... urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

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[1] Note that the Staff later allowed UnitedHealth to omit the proposal (under a request for reconsideration) on the sole ground that it had substantially implemented the proposal. This has no bearing on the Staff's decision of not allowing the company to omit the proposal on grounds that it related to the company's ordinary business operations.

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Likewise, our Proposal's resolved section states:

> The Shareholders of Pfizer request that the Board of Directors adopt the following Health Care Reform Principles.
>
> 1. Repeal state-level laws that prevent insurance companies from competing across state lines.
>
> 2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.
>
> 3. Repeal government mandates that dictate what insurance companies must cover.
>
> 4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.
>
> 5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.
>
> 6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

The only difference in the two proposals is the specific types of reforms that are requested. It is not the Staff's job to choose sides in public policy debates. The Staff, however, is tasked with determining what issues rise to the level to be considered significant public policy issues. And the Staff has settled this issue in the affirmative: health care is a significant social policy issue.

In *UnitedHealth*, the company argued that it could exclude the proposal on ordinary business grounds. However, the proponent successfully argued that health care is a paramount national policy issue. The proponent summarized its proposal saying it "merely urges the Board of Directors to adopt UnitedHealth's own principles on a significant social policy issue just as other proposals have done on another significant public issue labor and human rights. In sum the Proposal carefully focuses on significant social policy issue and it belongs on the UnitedHealth proxy for 2008." The Staff agreed with the Proponent, stating "[w]e are unable to concur in your view that UnitedHealth may exclude the proposal under rule 4a-8(i)(7). Accordingly we do not believe that UnitedHealth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

The Staff has decided numerous no-action requests similar to *UnitedHealth* and our Proposal. In almost all of those cases, the Staff refused to apply Rule 14a-8(i)(7). See, *CBS Corporation* (avail. March 30, 2009); *Bank of America Corporation* (avail. Feb. 17, 2009); *General Motors Corporation* (avail. March 26, 2008); *Exxon Mobil Corporation* (avail. February 25, 2008); *General Motors Corporation* (avail. February 25, 2008); *Xcel Energy Inc.* (avail. February 15, 2008); *UST Inc.* (February 7,2008); *The Boeing Company* (avail. February 5, 2008); and *United Technologies Corporation* (avail. January 31, 2008).

The Staff's precedent on this issue is as clear and unambiguous as our Proposal. Proposals, such as ours, which ask a company's board to adopt health care reform principles, transcend day-to-day business operations because health care is considered a significant social policy issue.

Pfizer relies on two outliers in this progeny in an attempt to paint our Proposal as one that, although it may relate to a significant public policy issue, should still be excluded. The Company specifically cites to *CVS Caremark Corporation* (avail. January 31, 2008, reconsideration denied February 29, 2008) and to a lesser extent *Wyeth, Inc.* (avail. February 25, 2008). In those instances, the Staff allowed the companies to omit proposals in reliance on Rule 14a-8(i)(7). However, those cases make distinct asks that fall outside of the information requested in our Proposal and are therefore irrelevant.

The Company May Not Omit the Proposal Since the Proposal Does not Ask the Company to Lobby Any Government Body or To Implement the Proposal on its Own Workforce

The Company strains to claim that our Proposal's language and supporting statement transform the Proposal into one that seeks to direct the Company's lobbying positions. In reliance on *CVS Caremark* and *Wyeth*, the Company claims: "even if the Proposal could be viewed as relating to a significant policy issue concerning health care reform, it is properly excludable under Rule 14a-8(i)(7) because it focuses on specific lobbying activities."

The distinction between *CVS Caremark* and *Wyeth* on the one hand, and the litany of Staff precedent allowing health care proposals on the other, was expressed by John W.

White, the former Director of the Securities and Exchange Commission's Division of Corporation Finance, in an August 2008 speech (the "2008 Speech"). White explained:

> During this past season, we were asked to make no-action determinations on a proposal of first impression – a non-binding proposal that urged companies to adopt principles for comprehensive healthcare reform. The [S]taff has taken no-action positions on various healthcare proposals in the past. For example, the [S]taff has permitted exclusion under 'ordinary business' of proposals asking a company to adopt more affordable and continuous healthcare for employees and retirees because such proposals relate to employee benefits. Similarly, proposals asking a company to lobby on employee benefit matters are excludable. This year's proposal was different – it urged companies to 'adopt principles for comprehensive healthcare reform.' Unlike prior proposals, it did not ask the companies to change their own healthcare coverage, or ask them to directly lobby anyone in support of health care change. No further action was contemplated by the proposal other than the adoption of principles.

The distinction between acceptable and excludable health care proposals is clear. Proposals such as ours that ask a company to simply state its position on one of the most important issues in America – in this instance health care – are *prima facie* not excludable under Rule 14a-8(i)(7). However, *CVS Caremark* and *Wyeth* impermissibly asked the respective companies to act on specific health care principles by applying them to their respective workforces and engaging in direct lobbying.

Our Proposal suffers from no such deficiencies.

Our Proposal unambiguously requests that the Company adopt the market health care reforms as a purely societal matter. The resolved section clearly requests, "that the Board of Directors *adopt* the following Health Care Reform Principles." (Emphasis added). While the list discusses reform of general laws and government mandates, it never asks the Company to carry out those provisions. We are not asking Pfizer to enact any regulation, mandate or legislation – or to lobby for the same.

The Company also claims that "the supporting statement further demonstrates that the Proposal is intended to have Pfizer engage in specific lobbying activities." The Proposal's supporting statement notes that: "As a leading American health care company, Pfizer is positioned to influence the discussion of American health care reform. By adopting the above free-market health care policies, Pfizer can be a leader in cost-saving measures that will ensure greater access to health care for Americans and superior health care products and outcomes."

The Company shudders from this language and is sure we are seeking to direct its lobbying activities in furtherance of market-based health care principles.

Nothing could be further from the truth.

We are only asking the company to adopt the principles we delineate as a *societal* matter. Pfizer, no matter how large, does not possess the power it now claims our Proposal ascribes to it. Our supporting statement simply makes clear that if our health care reforms are adopted by the society as a whole, cost savings will naturally occur. Pfizer, other pharmaceutical companies, and American health care consumers will all benefit. But we are not asking the Company to enact these proposals – it simply cannot.

The Company also suggests that supporting statement's mention of the Affordable Care Act is proof positive that our Proposal is an overt attempt to manage the Company's lobbying shop. Neither the supporting statement nor any other section of the Proposal ever suggests that the Company engage in any lobbying activities.

Rather, the supporting statement's mere reference to the Affordable Care Act is offered as evidence that health care remains as one of the paramount public policy issues in the United States, and is nearly certain to remain so. According to *Talkers* magazine, the rollout of the Affordable Care Act was the most discussed story of 2013.[2] According to a November 2013 Gallup poll, other than dissatisfaction with the government,[3] more Americans believe that poor health care / the high cost of health care was the largest problem in the United States.[4]

According to Gallup, the issue of health care is actually a growing – not a shrinking – concern. The data showed that, "[m]entions of poor healthcare or the high cost of healthcare as a top problem in the Nov. 7-10 survey have nearly doubled since September and are higher now than in any month since the Affordable Care Act become law in March 2010. This suggests that recent troubles with the federal health exchange website and other problems with the healthcare law's rollout, including accusations that President

---

[2] "TALKERS Magazine Compiles News/Talk Radio's Most Talked-About Stories and People of 2013," Talkers, December 24, 2013, available at http://www.talkers.com/2013/12/24/tuesday-december-24-2013/ as of December 31, 2013.

[3] It can certainly be argued that the Affordable Care Act's difficult rollout, combined with arbitrary exemptions is a driver of the public's dissatisfaction with the government as well.

[4] Alyssa Brown, "More Americans Mention Healthcare as Top Problem in U.S.," Gallup Politics, November 14, 2013, available at http://www.gallup.com/poll/165848/americans-mention-healthcare-top-problem.aspx as of December 31, 2013.

Barack Obama misled Americans about keeping their current coverage, may be fueling public concern."[5]

Surely the Company does not mean to suggest that health care is no longer a significant public policy issue.

The Proposal does not ask the Company to engage in any lobbying activity at the local, state or federal level. It does not ask the Company to engage any governmental body or outside group in any way. It does not ask for a report. It does not relate to the Company's employees. It does not ask for an internal assessment. It does not ask the Company to take a position on any legislation or regulation. It does not suggest that the Company rush to its lobbying arm and engage with any lobbying activity. The Proposal only asks the Company to adopt principles for health care reform as a societal matter. It then outlines what those reforms look like. The Company is reading language into our Proposal that simply is not there in an attempt to evade our Proposal's rightful inclusion in the Company's proxy materials.

The Staff should not allow this.

The Company's argument boils down to this: it should be allowed to exclude our Proposal because it discusses health care reform, and reform must come from some transformation. The Company then goes one step too far and claims that we are seeking to force the Company to somehow enact or carry out those reforms. We are not.

As with the proposals in *CBS, Bank of America, General Motors Corporation* (2008), *Exxon Mobil Corporation, Xcel Energy Inc., UST Inc., Boeing Company, United Technologies Corporation* and *UnitedHealth*, (the "progressive proposals") we are asking the Company to adopt principles for health care reform. Reforms by their very nature are transformative. Reforms reflect dissatisfaction with the *status quo* and seek change. In the progressive proposals, the proponents expressed dissatisfaction with the current state of the American health care system, and suggested ways to improve it. In *UnitedHealth*, the proponent expressed concern with the rising costs of American health care and suggested progressive solutions – including allowing for universal and continuous coverage. Our Proposal also expresses concerns over rising health care costs and simply suggests free-market fixes.

The *UnitedHealth* proponent laid blame for the high cost of health care, in part, on the fact that at the time 47 million Americans lacked health care coverage. This, according to the proponent, had to be addressed to lower costs. Our Proposal highlights what we believe to be a primary cause of high health care costs – too much government intervention in the market – and addresses that issue as a means to lower costs. That the policy preferences of the two proposals are divergent is of no moment.

---

[5] Alyssa Brown, "More Americans Mention Healthcare as Top Problem in U.S.," Gallup Politics, November 14, 2013, available at http://www.gallup.com/poll/165848/americans-mention-healthcare-top-problem.aspx as of December 31, 2013.

The Company claims that these proposals, which basically call for the same five health care reform principles,[6] are completely distinguishable from our Proposal since "[t]hese general statements of opinion were not calls for the company to engage in lobbying efforts demanding federal and state government to repeal, enact and reform laws."

It seems the Company is fearful of verbs. We are asking the Company to adopt societal principles for health care reform. Sometimes statements of principle contain verbs such as reform, repeal and enact. This statement of principles is in no way a clarion call for the Company itself to engage these reforms. We just ask that it adopt them as a societal principle.

Regarding the progressive proposals, how, pray tell, would health care become universal? Surely any logical reading of the above proposals leads one to assume the federal government must be involved to *enact* these *reforms*. That the progressive proposal proponents chose not to use action verbs in their list of policy reforms is irrelevant. The verbs are assumed in order for the reader to properly read the proposals.

Our Proposal asks the Company's Board to adopt societal principles for health care reform. It does not direct the Company to itself enact reforms or engage in lobbying activities. Therefore, the Staff should reject the Company's no-action request.

The Company May Not Omit Our Proposal Under Rule 14a-8(i)(7) Because the Staff Has Continuously Allowed Proposals that are Far More Reaching than Ours Concerning Company Operations

In many instances, the Staff has rebuffed company no-action requests that contemplate internal company action well beyond that which is contemplated by our Proposal. For example, in *General Motors* (avail. March 26, 2008) the proponent directly discussed the proposal as relating to the company's employees stating: "Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employees health insurance according to Kenneth Thorpe leading health economist at Emory University. Consequently we shareholders believe that the 47 million Americans without health insurance results in higher costs for U.S companies providing health insurance to their employees." As a general matter, proposals dealing with employee benefits, such as health care, are excludable under the ordinary business exemption. *See Bellsouth Corporation*, (avail. January 3, 2005). Despite this, the staff concurred with the proponent in *General Motors* since health care is a significant social issue. Our Proposal does not discuss or contemplate Pfizer's employees, nor their benefits.

---

[6] ("Health care coverage should be universal. Health care coverage should be continuous. Health care coverage should be affordable to individuals and families. The health insurance strategy should be affordable and sustainable for society. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable")

Similarly, in *CBS Corp.* (avail. March 30, 2009), the proponent directly referenced employee benefits and the content of the company's programming – both issues which the staff has consistently ruled are not proper subjects of shareholder action.

Specifically, the *CBS* proposal stated:

> In 2008 CBS Films purchased rights to Vince Flynn novels and moved to build a franchise around the hero, CIA operative Mitch Rapp. This resolution's proponents fear tobacco use in such movies looms. This will increase future heath care costs because viewing tobacco use in films influences young people to initiate smoking. This leads to addiction and more heath care cost for themselves, the Company and society.
>
> The IOM, established by Congress as part of the National Academy of Sciences, issued its principles for reforming heath insurance coverage in 2004. We believe such principles for health care reform are essential for CBS to endorse to ensure its employees' health care coverage. It will allow show its commitment not to contribute to further healthcare cost by freeing its youth-friendly movies from gratuitous tobacco use.

In addition to discussing employee benefits, this proposal was a direct attack on the company's programming – an issue the Staff has ruled ineligible for shareholder action. *See CBS Corporation* (avail. March 22, 2013) (allowing exclusion "under rule 14a-8(i)(7), as relating to CBS's ordinary business operations. In this regard, we note that the proposal relates to the content of news programming. Proposals that concern the nature, presentation, and content of television programming are generally excludable under rule 14a-8(i)(7).").

CBS and *General Motors* stand for the proposition that health care proposals – even when they contemplate normally excludable matters such as employee benefits and the nature of programming – are not excludable under rule 14a-8(i)(7). Any logical reading of our Proposal, and its supposed abutment to the ordinary business exclusion, are far more attenuated than the above cases. Therefore, the Staff should affirm its clear precedent by rejecting the Company's no-action request.

In the Interest of Expediency, the Company May Not Omit Our Proposal Because we are Willing to Amend the Proposal to Assuage the Company's Sole Concern

As a final matter, if the Company or the Staff would like us to amend our Proposal to unequivocally state that: "We are not asking the company to itself implement these reforms or to lobby for them. We only ask the Company to adopt these health care reform principles as a general societal matter," we would happily do so. We do not think this qualifying section is necessary, but in the interest of working with the Company, we are willing to do so.

The Staff has wide latitude to permit shareholders to amend proposals to align with the strictures of Rule 14a-8. *See* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). In SLB 14, the Commission stated:

> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

In this instance, the addition of two short sentences – totaling 33 words – clears up the Company's entire complaint with the Proposal. The Staff should uphold its own legal guidance, allow this amendment and let our Proposal come before Pfizer's shareholders for a vote.

Conclusion

The Company has failed to meet its burden that it may exclude our Proposal. Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Pfizer's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Matthew Lepore, Pfizer
Marc S. Gerber, Skadden, Arps, Slate, Meagher & Flom LLP

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 7513 Fax +1 212 338 1928
Matthew.Lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 16, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2014 Annual Meeting
Omission of Shareholder Proposal of The National
Center for Public Policy Research

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The National Center for Public Policy Research (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2014 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

Resolved:

The Shareholders of Pfizer request that the Board of Directors adopt the following Health Care Reform Principles.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.

2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.

3. Repeal government mandates that dictate what insurance companies must cover.

4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.

5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.

6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2014 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Pfizer's ordinary business operations.

III. Background

Pfizer received the Proposal, accompanied by a cover letter from the Proponent, on November 14, 2013. After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 14, 2013, Pfizer sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that it had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of the date of submission of the Proposal. On November 19, 2013, Pfizer received a letter from UBS Financial Services Inc., along with a cover letter from the Proponent, both dated November 19, 2013, verifying the Proponent's stock ownership as of such date. Copies of the Proposal, cover letter, Deficiency Letter, broker letter and related correspondence are attached hereto as <u>Exhibit A</u>.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Pfizer's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

As discussed below, the Proposal implicates both of these considerations and may be excluded as relating to Pfizer's ordinary business operations because the Proposal focuses on specific lobbying activities.

The Staff has taken the position that shareholder proposals focusing on specific lobbying activities relate to a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). *See, e.g., Bristol-Myers Squibb Co.* (Jan. 29, 2013) (permitting exclusion under Rule 14a-8(i)(7) when, despite neutral language in the resolution, references in the supporting statement to the Affordable Care Act and the company's membership in the Pharmaceutical Research and Manufacturers of America Association demonstrated that the proposal focused primarily on specific lobbying activities); *PepsiCo, Inc.* (Mar. 3, 2011) (permitting exclusion under Rule 14a-8(i)(7) when the proposal focused primarily on specific lobbying activities, evidenced by the supporting statement, which concentrated on the company's lobbying efforts regarding Cap & Trade legislation); *Int'l Business Machines Corp.* (Jan. 21, 2002) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested, among other things, that the company "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" because the proposal appeared "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations"); *Chrysler Corp.* (Feb. 10, 1992) (permitting exclusion under Rule 14a-8(c)(7) when the proposal requested that Chrysler "actively support and lobby for UNIVERSAL HEALTH coverage for all US residents" based upon enumerated concepts because the proposal was "directed at involving [Chrysler] in the political or legislative process relating to an aspect of [Chrysler's] operations"); *see also Duke Energy Corp.* (Feb. 24, 2012) (permitting exclusion under Rule 14a-8(i)(7) when the proposal focused primarily on global warming-related lobbying activities).

Engaging in public policy issues that may affect the marketplace for Pfizer's products and enhance shareholder value is fundamental to the operation of Pfizer's business. Pfizer's public policy engagement efforts include, among other things, educating state and federal legislators, memberships in various trade associations, and support of think tanks and legislative organizations. Subject to Board oversight, and consistent with Pfizer's published third party funding criteria (available on its website), management is responsible for making determinations as to which organizations to fund, which health care policy issues to engage in and what specific positions to take based on management's views as to the best interests of the company. These decisions are complex and multifaceted and are most efficiently and effectively made by management, under Board oversight, rather than shareholders who are not in a position to make an informed judgment on such matters. For these reasons, a proposal focusing on Pfizer's specific lobbying activities relates to the company's ordinary business operations and seeks to micromanage its affairs and, consistent with the precedent described above, is properly excludable under Rule 14a-8(i)(7).

Here, the Proposal focuses on Pfizer's specific lobbying activities. While the Proposal is cast as a request for the adoption of principles related to health care reform, the so-called "principles" requested by the Proposal are phrased as specific demands addressed to the federal and state governments to repeal, enact and reform laws related to insurance, taxes and cost transparency concerning health care. Those demands amount to specific lobbying activities. In addition, rather than afford Pfizer the flexibility to determine its own set of principles, the Proposal specifies the exact principles that should be adopted. Because the principles represent specific demands to the federal and state governments and because the precise language of those principles is prescribed by the Proponent, the Proposal seeks to have Pfizer engage in specific lobbying activities.

The supporting statement further demonstrates that the Proposal is intended to have Pfizer engage in specific lobbying activities. The supporting statement expresses discontent with Pfizer's support of policies aligning with the Affordable Care Act. It contends that "Pfizer promoted policies, such as the Affordable Care Act, that increased the federal government's control over the health care marketplace" and offers the view that "[s]hareholders believe that health care reform must move away from government controls and move toward individual empowerment." The supporting statement also urges Pfizer to be a leader in taking measures in furtherance of that view. It stresses that "Pfizer is *positioned to influence the discussion of American health care reform*" and that "Pfizer can be *a leader in cost-saving measures* that will ensure greater access to health care for Americans and superior health care products and outcomes." (Emphasis added.)

Based on the wording of the principles contained in the Proposal and the supporting statement, it is clear that the principles are meant to have Pfizer engage in specific lobbying activities and that the Proponent seeks to have Pfizer be a leader in taking measures that would influence the discussion of American health care reform. Thus, the Proposal focuses on Pfizer's specific lobbying activities and is, therefore, excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations.

The Proposal stands in marked contrast to proposals seeking the adoption of principles supporting access to affordable health care where the Staff has not permitted exclusion under Rule 14a-8(i)(7). These other proposals sought the adoption of principles cast as general statements of opinion and afforded a company the flexibility to determine its own principles. In *United Technologies Corp.* (Jan. 31, 2008), for example, the Staff denied relief under Rule 14a-8(i)(7) when the proposal urged the board to adopt principles for health care reform based upon the following general principles: (1) health care coverage should be universal; (2) health care coverage should be continuous; (3) health care coverage should be affordable to individuals and families; (4) the health insurance strategy should be affordable and sustainable for society; and (5) health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable. *See also, e.g., CBS Corp.* (Mar. 30, 2009); *Yum! Brands, Inc.* (Mar. 9, 2009); *Nucor Corp.* (Feb. 27, 2009); *PepsiCo, Inc.* (Feb. 26, 2009). These general statements of opinion were not calls for the company to engage in lobbying efforts demanding federal and state governments to repeal, enact and reform laws.

In this instance, even if the Proposal could be viewed as relating to a significant policy issue concerning health care reform, it is properly excludable under Rule 14a-8(i)(7) because it focuses on specific lobbying activities. The Staff has consistently permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. In *CVS Caremark Corp.* (Jan. 31, 2008, *recon. denied* Feb. 29, 2008), for example, the Staff permitted exclusion under Rule 14a-8(i)(7) when the proposal included the same principles presented in *United Technologies*, but the supporting statement in *CVS Caremark* urged the board to report annually on how it was implementing such principles. Because implementation of those principles focused on the company's management of its employee benefits, the proposal was excludable as relating to ordinary business operations. *See also Wyeth* (Feb. 25, 2008) (same); *CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter); *General Electric Co.* (Feb. 3, 2005) (same).

As described above, the Proposal calls for the adoption of principles that are specific demands to the federal and state governments to repeal, enact and reform laws related to insurance, taxes and cost transparency concerning health care. Those demands amount to specific lobbying activities. In addition, the supporting statement urges Pfizer to be a leader in taking measures that would influence the discussion of American health care reform. Thus, as in *CVS Caremark*, even if the Proposal is viewed as relating to a significant policy issue, the focus of the Proposal is on Pfizer's ordinary business operations and is excludable under Rule 14a-8(i)(7).

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2014 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Matthew Lepore

Enclosures

cc: Justin Danhof, General Counsel
The National Center for Public Policy Research

EXHIBIT A

(see attached)

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

RECEIVED
NOV 14 2013
PFIZER CORPORATE GOVERNANCE DEPT

Via FedEx

November 13, 2013

Mr. Matthew Lapore, Corporate Secretary
Pfizer
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Pfizer stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Free Market Health Care Reform Policies

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Free-Market Health Care Reform Policies

Whereas:

The Securities and Exchange Commission considers health care a significant public policy issue.

And the debate over the government's role in providing health care insurance and regulating the health care marketplace continues.

Resolved:

The Shareholders of Pfizer request that the Board of Directors adopt the following Health Care Reform Principles.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.

2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.

3. Repeal government mandates that dictate what insurance companies must cover.

4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.

5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.

6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

Supporting Statement:

Shareholders of Pfizer are concerned about the rising costs of health care in the United States. According to Aetna, "[t]otal health care spending in the United States is expected to reach $4.8 trillion in 2021, up from $2.6 trillion in 2010 and $75 billion in 1970... this means that health care spending will account for nearly 20 percent of gross domestic product... by 2021."

Shareholders are concerned this cost curve is unsustainable and continued government controls could lead to rationing of health care supplies and services. In the past, Pfizer promoted policies, such as the Affordable Care Act, that increased the federal government's control over the health care marketplace.

Shareholders believe that health care reform must move away from government controls and move toward individual empowerment.

As a leading American health care company, Pfizer is positioned to influence the discussion of American health care reform. By adopting the above free-market health care policies, Pfizer can be a leader in cost-saving measures that will ensure greater access to health care for Americans and superior health care products and outcomes.

Costs will decrease, and transparency will increase, if Americans are legally able to purchase insurance across state lines.

Government mandates dictating what insurance companies must cover artificially increase health care costs. Consumers should be able to determine what type of coverage plan best fits their needs.

Individual empowerment is increased when individuals and families can deduct health insurance costs or receive tax credits.

Pfizer

Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 14, 2013

Justin Danhof, Esq.
General Counsel
The National Center for Public Policy Research
501 Capital Court NE, Suite 200
Washington, DC 20002

Re: Shareholder Proposal for 2014 Annual Meeting of Shareholders: Health Care Reform Policies

Dear Mr. Danhof:

This letter will acknowledge receipt on November 14, 2013 of the letter dated November 13, 2013 from The National Center for Public Policy Research to Pfizer, Inc. submitting a shareholder proposal for consideration at our 2014 Annual Meeting of Shareholders.

Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended (Exchange Act), provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including November 13, 2013, the date the proponent submitted the proposal to the company.

Sufficient proof may be in the form of:

- a written statement from the record holder of the proponent's shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC)[1] verifying that, at the time the

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[1] In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/ alpha.pdf.

proponent submitted the proposal, the proponent continuously held the requisite number of shares for at least one year;

— If the broker or bank holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership.

or

- if the proponent has filed with the Securities and Exchange Commission (SEC) a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of company shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2014 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,

Suzanne Y. Rolon

cc: Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

DATE: Nov. 19, 2013 PAGES 3 (Including cover)

ATTN: Ms. Suzanne Y. Rolon

COMPANY: Pfizer Inc.

FAX NUMBER: 212-573-1853

FROM: Justin Danhof, Esq.

MESSAGE: NCPPR - Proof of Ownership

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

Via Fax: 212-573-1853

November 19, 2013

MS. Suzanne Y. Rolon
Director – Corporate Governance
Pfizer Inc.
235 East 42nd Street. 19/6
New York, NY 10017-5755

Dear Ms. Rolon,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Free-Market Health Care Reform Policies) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on November 13, 2013.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

UBS

UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

November 19, 2013

Ms. Suzanne Y. Rolon
Director – Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Rolon,

UBS holds 230 shares of Pfizer (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Pfizer in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on October 29, 2009, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research